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                               December 5, 2022

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
21, 2022
                                                            CIK No. 0001722969

       Dear Mark Hanchett:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1.                                                   Generally, securities
issued in a private transaction may not be registered for resale until after the private
placement is completed. In this regard, we note that your
                                                        private placement
investors do not appear to be irrevocably bound to purchase the second tranche securities
because there are conditions to closing that are within the control of the investors. The closing
condition set forth in Section 2.3(b)(v) of the Securities Purchase
                                                        Agreement states "or
any material adverse change in, any financial market which, in each case, in the reasonable
judgment of such Purchaser, makes it impracticable or inadvisable to purchase the
Securities at each applicable Closing." Please provide your analysis regarding how
registration is appropriate given this provision. For guidance, refer to
 Mark Hanchett
Atlis Motor Vehicles Inc
December 5, 2022
Page 2
         Securities Act Sections Compliance & Disclosure Interpretation 139.11.
2. We note that certain information in Exhibit 10.6 has been redacted. Please supplementally provide us with your analysis as to why the information omitted from
Section 2 of the
         agreement is not material. Please contact the legal staff associated with the review of this filing to discuss how to submit your analysis.
Our A&R Bylaws include forum selection provisions..., page 39

3. On page 39 you state that your "exclusive forum provision will not apply to actions brought under the Securities Act or the rules and regulations thereunder...," however,
         Article 9 of your amended and restated bylaws states that the federal district courts shall be the exclusive forum for any complaint asserting a cause of action under the Securities
         Act and the Exchange Act. Please revise.
Business, page 43

4. We note your responses to comments 14 and 15. We further note your revised disclosure that (i) as of November 2022 you are producing the AMV Energy Cell in a mass production pilot program with a daily production target of 30 cells per day, (ii) you expect production to scale as the 30 pack, AMV XP and AMV XT enter production and (iii) that you have received non-binding LOIs/MOUs for over 9500 battery packs, which you expect to begin delivery in 2023. While your current pilot production capacity appears to cover your current non-binding LOIs/MOUs, please revise to disclose if you intend to further increase your production capacity in 2023. Specifically, discuss in detail how you will ramp to the mass production of any additional product in 2023 and 2024.
5. We note your response to comment 17 and reissue in part. Please revise your disclosure to fully describe your competitive position on page 50.
Company and Industry Outlook, page 54

6.     We note your disclosure on page 49 that you have agreed to supply AMV XT pickup
       trucks in limited volume in 2024, with up to a total of 19,000 XT pickup trucks through
       2027, however, we also note your disclosure on page 54 that you intend to begin
FirstName LastNameMark Hanchett
       production of AMV XT pickup trucks in fiscal year 2026. Please revise your disclosure to
Comapany    NameAtlis
       clarify           Motor
               your current    Vehicles production
                            anticipated Inc        schedule of AMV XT pickup
trucks. Quantify
       where
December       possible.
           5, 2022  Page 2
FirstName LastName
 Mark Hanchett
FirstName
Atlis MotorLastNameMark
            Vehicles Inc Hanchett
Comapany5,
December   NameAtlis
             2022     Motor Vehicles Inc
December
Page  3   5, 2022 Page 3
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing